TASTE EVALUATION OF LIQUID FORMULATIONS OF ESSENTIAL OILS COMBINATIONS FOR ORAL ADMINISTRATION

Taste comparison was done by panel of 8 volunteers.  Formulations were diluted with water (1 ml of liquid composition per 100 ml of tap drinking water) immediately before use.

The number of panellists describing taste of orally administered formulations of E-drops or E-Drops Nano as “Astringent”, “Neutral”, “Acceptable” or “Pleasant” placed below.

Formulation	Description	Astringent	Neutral	Acceptable	Pleasant
E-drops (E-Kapi, Serbia)	Alcoholic solution of essential oils combination	6	2	0	0
E-Drops Nano (Canada)	Self-nanoemulsifying composition of essential oils	0	1	3	4